Eagle Bulk Shipping Inc.
477 Madison Avenue
Suite 1405
New York, NY 10022

March 3, 2009

VIA IDEA

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post-Effective Amendment to Registration Statement on Form S-3 (Registration No. 333-157636), filed on March 2, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Eagle Bulk Shipping Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to withdraw the Registrant’s “Post-Effective Amendment” to its Registration Statement on Form S-3 (Registration No. 333-157636), filed on March 2, 2009 (the “Post-Effective Amendment”).

The Post-Effective Amendment is being withdrawn because the Post-Effective Amendment was filed via IDEA as a Registration Statement under the EDGAR code “S-3” rather than a Post-Effective Amendment under the EDGAR code “POSASR.”  No securities have been sold pursuant to the Post-Effective Amendment.  The Company subsequently filed the Post-Effective Amendment under the correct EDGAR code POSASR (Registration No. 333-148417).

If you have any questions regarding this application for withdrawal, please contact Gary J. Wolfe of Seward & Kissel LLP at (212) 574-1223.

EAGLE BULK SHIPPING INC.

By:	/s/ Alan S. Ginsberg
Name: Alan S. Ginsberg
Title: Chief Financial Officer

cc:           Gary J. Wolfe
SK 25083 0001 971733